REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
The Advisors' Inner Circle Fund:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about United Association S&P 500 Index Fund's (the "Fund's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 11, 2009. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 11, 2009, and with respect to agreement of security purchases and sales, for the period from August 12, 2009 (the date of our last examination), through September 11, 2009:

- Confirmation of all security positions with National City Bank (the "Custodian") in Cleveland, Ohio without prior notice to management;

- Confirmation of all securities held by the Depository Trust Company ("DTC") in book entry form. This confirmation included, but was not limited to, securities held by the Fund. For a sample of securities held in the aggregate by DTC, we agreed the omnibus position per the records of the Custodian to the confirmation of securities in the aggregate received from DTC;

-    Confirmation of all open futures contracts with the executing broker;

- Reconciliation of all such securities to the books and records of the Fund and the Custodian;

- Agreement of 4 security purchases and 1 security sales or maturities since our last examination from the books and records of the Fund to broker confirmations and cash statements received from National City Bank.

- Confirmation or agreement to cash statements received from National City Bank of all securities out for transfer with brokers.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that United Association S&P 500 Index Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 11, 2009 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of United Association S&P 500 Index Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




Philadelphia, Pennsylvania
October 15, 2009

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of United Association S&P 500 Index Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 11, 2009 and from August 12, 2009 through September 11, 2009.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 11, 2009 and from August 12, 2009 through September 11, 2009, with respect to securities reflected in the investment account of the Fund.



By:        /s/ Philip T. Masterson
           ---------------------------------------------------------------
           Philip T. Masterson, President
           The Advisors' Inner Circle Fund



           ---------------------------------------------------------------
           Date



By:        /s/ Michael Lawson
           ---------------------------------------------------------------
           Michael Lawson, Controller, Chief Financial Officer and
           Treasurer
           The Advisors' Inner Circle Fund



           ---------------------------------------------------------------
           Date



By:        /s/ John Kernan
           ---------------------------------------------------------------
           John Kernan, Managing Director
           PNC Capital Advisors, LLC



           ---------------------------------------------------------------
           Date

FUND NAME                                                                STATE                  REGISTRATION          FILE NUMBER

The Advisors' Inner Circle Fund

United Association S & P 500 Index Fund
                                                                         ALASKA                 ANNUAL                  60044418
                                                                         ALABAMA                ANNUAL
                                                                         CONNECTICUT            ANNUAL                   1023481
                                                                         KANSAS                 ANNUAL                2003S0000867
                                                                         KENTUCKY               ANNUAL                  600110541
                                                                         LOUISIANA              ANNUAL                   100843
                                                                         MISSOURI               ANNUAL                 0002-13700
                                                                         NEW JERSEY             ANNUAL                  BEM-2290
                                                                         NEVADA                 ANNUAL
                                                                         NEW YORK               OTHER                   S30-34-25
                                                                         OHIO                   OTHER                     46876
                                                                         OREGON                 ANNUAL                  2003-452
United Association S & P 500 Index Fund - Class I
                                                                         DISTRICT OF COLUMB     ANNUAL                  60018399
                                                                         IOWA                   ANNUAL                   I-55228
                                                                         MASSACHUSETTS          ANNUAL
                                                                         MARYLAND               ANNUAL                 SM20030507
                                                                         MICHIGAN               ANNUAL                   939758
                                                                         NEBRASKA               ANNUAL                    62033
                                                                         OKLAHOMA               ANNUAL                 SE-2103201
                                                                         TENNESSEE              ANNUAL                  RM04-3558
                                                                         WASHINGTON             GOOD UNTIL SOLD         60036890
                                                                         WISCONSIN              ANNUAL                   454553
United Association S & P 500 Index Fund - Class II
                                                                         DISTRICT OF COLUMB     ANNUAL                  60018540
                                                                         IOWA                   ANNUAL                   I-55326
                                                                         MASSACHUSETTS          ANNUAL
                                                                         MARYLAND               ANNUAL                 SM20030621
                                                                         MICHIGAN               ANNUAL                   939759
                                                                         NEBRASKA               ANNUAL                    59410
                                                                         OKLAHOMA               ANNUAL                 SE-2116727
                                                                         TENNESSEE              ANNUAL                  RM04-3558
                                                                         TEXAS                  GOOD UNTIL SOLD          C 71399
                                                                         WASHINGTON             GOOD UNTIL SOLD         60038210
                                                                         WISCONSIN              ANNUAL                   455368